SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                                                                                January 6, 2003

SkyePharma Conference Call

LONDON, UK, January 6th, 2003-- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) will host a conference call today, Monday 6th January, to review the agreements with Enzon Pharmaceuticals Inc., and Endo Pharmaceuticals Holdings Inc., concluded at the end of 2002 and announced last week. The press releases are available on the company's website at www.skyepharma.com.

Michael Ashton, SkyePharma's Chief Executive Officer, will host the conference call which will start at 10:00 a.m. Eastern Standard Time (3.00 p.m. UK time). Access the call by dialling 800-230-1085 for US callers and +1 612-332-0923 for International callers.

A replay will be available shortly after the conference call by dialling 800-475-6701 for US callers and +1 320-365-3844 for International callers and entering Access Code 669512.

SkyePharma PLC develops pharmaceutical products benefiting from world leading drug delivery technologies that provide easier-to-use and more effective drug formulations. Currently, there are nine approved products that incorporate three of SkyePharma's five technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilization capabilities. For more information, visit www.skyepharma.com.

For further information please contact:

SkyePharma PLC                                                                                                                                                             +44 (0)207 491 1777
Valerie Tate, Head of Investor Relations
Sandra Haughton, US Investor Relations                                                                                                                              + 1 212-753-5780

Buchanan Communications                                                                                                                                        +44 (0) 207 466 5000
Tim Anderson

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   January 6, 2003